Exhibit (a)(2)

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF TRUST

OF

VAN ECK OVERLAND MARKETPLACE INCOME FUND

This Certificate of Amendment (“Certificate”) is filed in accordance with the provision of the Delaware Business Trust Act (12 Del. Code Ann. Tit. 12 § 3801 et seq.) and sets forth the following:

1. The name of the statutory trust is “Van Eck Overland Marketplace Income Fund” (the “Trust”).

2. The Trust’s Certificate of Trust is hereby amended by deleting Item 1 thereof in its entirety and inserting in lieu thereof the following:

1. Name.  The name of the statutory trust is “Van Eck Overland Online Finance Trust” (the “Trust”).

3. This Certificate shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned, being a Trustee, has executed this Certificate as of July 15, 2015, in accordance with Section 3811(a)(2) of the Act.

/s/ Jonathan R. Simon
Jonathan R. Simon, as Initial Trustee and not individually
335 Madison Avenue, 19th Floor
New York, New York 10017